

June 10, 2013

<u>Via E-mail</u>
Ms. Christina J. Gehrke
Chief Accounting and Administrative Officer
Federal Home Loan Bank of Seattle
1501 Fourth Ave., Suite 1400
Seattle, WA 98101-1693

> **Re: Federal Home Loan Bank of Seattle**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed May 24, 2013**
> **File No. 000-51406**

Dear Ms. Gehrke:

We have limited our review of the above listed filing to the issue we have addressed in our comment below. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Item 9A. Disclosure Controls and Procedures, page 174</u>

1. We note your statement in the second paragraph of this section that subsequent to the filing of your 2012 Form 10-K management concluded that the company's "internal control over financial reporting" was not effective as of December 31, 2012. Please also confirm, if true, that the company's disclosure controls and procedures were not effective as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director